Exhibit 99.1
EnCana generates first quarter cash flow of US$2.4 billion,
or $3.17 per share — up 41 percent
Key resource play production up 17 percent
Calgary, Alberta, (April 22, 2008) – EnCana Corporation (TSX & NYSE: ECA) continued its strong performance in the first quarter with increases in cash flow and operating earnings driven by increased natural gas and liquids production and higher commodity prices.
“EnCana achieved outstanding operational and financial results during the first quarter putting the company well on track to achieve its 2008 forecast. These results continue to reinforce the strong value-generating capability of our sustainable, low-risk resource play strategy. EnCana has assembled an extensive portfolio of unconventional assets and our teams have a demonstrated track record of disciplined execution excellence while maintaining a focus on cost management,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“Our resource plays continue to deliver excellent performance, driven by our industry-leading positions in plays such as the Deep Bossier formation of East Texas, the emerging Montney formation of Cutbank Ridge in northeast British Columbia and Jonah in Wyoming. In addition, EnCana teams have recently achieved some promising exploration results in a number of North American shale plays, such as the Horn River in northeast B.C. We have built sizeable land positions in various emerging shale plays and believe that over time they have the potential to add significant depth to our very strong portfolio of natural gas assets across the North American unconventional fairway. We are clearly well positioned for the future.”
First Quarter 2008 Highlights
(all year-over-year comparisons are to the first quarter of 2007)
Financial
•	Cash flow increased 41 percent to $3.17 per share, or $2.4 billion

•	Operating earnings were up 28 percent to $1.39 per share, or $1.0 billion

•	Net earnings of 12 cents per share were down 81 percent to $93 million, primarily due to an unrealized mark-to-market loss on risk management activities of $737 million after-tax

•
Operating cash flow generated from the integrated oil business totalled $170 million, comprised of $77 million from the upstream operations, a 64 percent increase due to strong field prices, and $93 million from the downstream business, a decrease of 15 percent, due to weaker refining margins

•	Capital investment was in line with guidance. It was up 25 percent to $1.85 billion, primarily due to drilling a higher percentage of deep and longer reach wells

•	Free cash flow increased $271 million to $540 million (free cash flow is defined in Note 1 on page 8)

•	Realized natural gas prices were up 11 percent to $8.02 per thousand cubic feet (Mcf) and realized liquids prices increased 63 percent to $69.59 per barrel (bbl). These prices include financial hedges

•	EnCana purchased 4.6 million shares at an average share price of $66.80 under the Normal Course Issuer Bid, for a total cost of $311 million

•
Capital investment, operating expenses, administrative expenses and depreciation, depletion and amortization (DD&A) expense increased as a result of a 17 percent increase in the average value of the Canadian dollar versus the U.S. dollar

•	Quarterly dividend doubled to 40 cents per share

Operating – Upstream
•	Key resource play production was up 17 percent, with an 18 percent increase in natural gas production and oil production up 10 percent

•	Total natural gas production increased 10 percent to 3.7 billion cubic feet per day (Bcf/d), up 14 percent per share

•	Oil and natural gas liquids (NGLs) production increased 5 percent to 137,000 barrels per day (bbls/d), up 9 percent per share

•	Integrated oil production grew 26 percent to 29,400 bbls/d at Foster Creek and Christina Lake

•
Operating and administrative costs of $1.53 per thousand cubic feet equivalent (Mcfe), up 28 percent primarily due to higher long-term incentive costs as a result of a higher share price, as well as an appreciation of the value of the Canadian dollar compared to the U.S. dollar

Operating – Downstream
•	Refined products averaged 435,000 bbls/d (217,500 bbls/d net to EnCana), down 5 percent due to a scheduled turnaround at the Wood River refinery in March, 2008

•	Refinery crude utilization of 90 percent or 408,000 bbls/d crude throughput (204,000 bbls/d net to EnCana), down 6 percent primarily due to the Wood River turnaround
Natural gas production on track with 2008 forecast
Natural gas production increased 10 percent in the first quarter to 3.7 Bcf/d, strongly positioning EnCana to achieve full-year guidance of 3.8 Bcf/d. Gas production in the U.S. increased 27 percent, benefiting from incremental volumes from the Deep Bossier acquisition — which doubled EnCana’s interest to 100 percent — and drilling programs in the East Texas, Jonah and Piceance resource plays. Production volumes in Canada remained relatively unchanged with increases in coalbed methane (CBM), Cutbank Ridge, Bighorn and Greater Sierra, offset by natural declines from Shallow Gas and conventional properties.
Integrated oil benefits from production increases and higher oil prices
The integrated oil business generated $170 million in operating cash flow, up from $161 million from the same quarter in 2007. The upstream business benefited from an average realized heavy oil price of $59.67 per bbl, up 79 percent from $33.28 per bbl. Operating cash flow from the downstream business was impacted by weaker refining margins. The Chicago 3-2-1 crack spread of $7.69 per bbl was down 40 percent from $12.90 per bbl. First quarter oil production at Foster Creek and Christina Lake was up 26 percent to 29,400 bbls/d (net to EnCana) from the same period last year. The weaker refining margins were offset by the higher upstream realized pricing, which highlights the benefit of the company’s integration strategy.
Weyburn oil field becomes key resource play
EnCana has designated the Weyburn oil field in Saskatchewan, one of the largest oil fields in Canada, a key resource play. In addition to being a prolific oil field that has been producing for more than 50 years, Weyburn’s enhanced oil recovery project is playing an important role in helping research underground storage of carbon dioxide (CO2).
“This Weyburn oil field has caught the attention of the world as the largest operating CO2 sequestration project. It is one of the most visited and most studied reservoirs anywhere, so much so that it was recently visited by Canadian Prime Minister Stephen Harper. It is a great example of a business and a technologically-driven solution that improves oil recovery while permanently storing CO2, a greenhouse gas,” Eresman said.

IMPORTANT NOTE: Effective January 2, 2007, EnCana established an integrated oil business with ConocoPhillips, which resulted in EnCana contributing its interests in Foster Creek and Christina Lake into an upstream partnership owned 50-50 by the two companies. Production and wells drilled from 2006 have been adjusted on a pro forma basis to reflect the integrated oil transaction. Per share amounts for cash flow and earnings are on a diluted basis. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Financial Summary – Total Consolidated

(for the three months ended March 31)	Q1	Q1
($ millions, except per share amounts)	2008	2007	% Δ
Cash flow [1]	2,389	1,752	+ 36
Per share diluted	3.17	2.25	+ 41
Net earnings	93	497	- 81
Per share diluted	0.12	0.64	- 81
Operating earnings [1]	1,045	850	+ 23
Per share diluted	1.39	1.09	+ 28
Earnings Reconciliation Summary – Total Consolidated
Net earnings	93	497
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	(737)	(423)
Non-operating foreign exchange gain (loss) after-tax	(215)	11
Gain (loss) on discontinuance, after-tax	—	59

Operating earnings [1]	1,045	850	+ 23
Per share diluted	1.39	1.09	+ 28

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 8.
Production & Drilling Summary
Total Consolidated

(for the three months ended March 31)	Q1	Q1
(After royalties)	2008	2007	% Δ
Natural gas (MMcf/d)	3,733	3,400	+ 10
Natural gas production per 1,000 shares (Mcf)	453	398	+ 14
Oil and NGLs (Mbbls/d)	137	131	+ 5
Oil and NGLs production per 1,000 shares (Mcfe)	100	92	+ 9

Total production (MMcfe/d)	4,557	4,184	+ 9

Total per 1,000 shares (Mcfe)	553	490	+ 13

Net wells drilled	1,143	1,264	-10

Key resource play natural gas production up 18 percent in first quarter
First quarter natural gas production from key North American resource plays increased 18 percent to 3.0 Bcf/d up from 2.6 Bcf/d in the same period in 2007. East Texas experienced the largest growth at 165 percent as a result of continued drilling success and incremental volumes from the Deep Bossier acquisition. It was joined by strong performances at Bighorn in west central Alberta, Fort Worth and CBM in central Alberta.
Growth from key North American resource plays

	Daily Production
	2008	2007					2006
Resource Play		Full					Full
(After royalties)	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas (MMcf/d)
Jonah	595	557	612	588	523	504	464
Piceance	372	348	351	354	349	334	326
East Texas	273	143	187	144	139	103	99
Fort Worth	140	124	138	128	124	106	101
Greater Sierra	205	211	221	220	219	186	213
Cutbank Ridge[1]	271	258	283	269	248	232	189
Bighorn[1]	146	126	136	136	122	109	97
CBM	298	259	283	256	245	251	194
Shallow Gas	715	726	727	713	729	735	739

Total natural gas[1] (MMcf/d)	3,015	2,752	2,938	2,808	2,698	2,560	2,422

Oil (Mbbls/d)
Foster Creek	27	24	25	26	25	20	18
Christina Lake	2	3	2	3	3	3	3
Pelican Lake	24	23	24	24	23	23	24
Weyburn[2]	14	15	14	15	14	15	15

Total oil (Mbbls/d)[2]	67	65	65	68	65	61	60

Total (MMcfe/d)[1,2]	3,417	3,142	3,328	3,210	3,088	2,926	2,782

% change from prior period	+ 2.7	+ 12.9	+ 3.7	+ 4.0	+ 5.5	+ 9.2

1	Key resource play production volumes in 2007 and 2006 for Cutbank Ridge and Bighorn have been restated to include the addition of new areas and zones that now qualify for key resource play inclusion.

2	Total key resource play production volumes in 2007 and 2006 have been restated to include the designation of Weyburn as an oil key resource play.

Drilling activity in key North American resource plays

		Net Wells Drilled
	2008	2007					2006
		Full					Full
Resource Play	Q1	year	Q4	Q3	Q2	Q1	Year
Natural gas
Jonah	43	135	23	31	42	39	163
Piceance	83	286	77	72	72	65	220
East Texas	11	35	8	9	11	7	59
Fort Worth	21	75	15	17	29	14	97
Greater Sierra	36	109	27	27	32	23	115
Cutbank Ridge[1]	24	93	11	23	26	33	134
Bighorn[1]	30	62	6	18	10	28	58
CBM	251	1,079	330	323	18	408	729
Shallow Gas	496	1,914	649	608	241	416	1,310

Total gas wells[1]	995	3,788	1,146	1,128	481	1,033	2,885

Oil
Foster Creek	12	23	6	8	1	8	3
Christina Lake	—	3	—	1	2	—	1
Pelican Lake	—	—	—	—	—	—	—
Weyburn[2]	9	37	10	9	9	9	35

Total oil wells[1,2]	21	63	16	18	12	17	39

Total[2]	1,016	3,851	1,162	1,146	493	1,050	2,924

1	Key resource play net wells drilled for Cutbank Ridge and Bighorn in 2007 and 2006 have been restated to include the addition of new areas and zones that now qualify for key resource play inclusion.

2	Total key resource play net wells drilled in 2007 and 2006 have been restated to include the designation of Weyburn as an oil key resource play.
Emerging resource plays update
Montney
EnCana holds 548,000 acres covering the unconventional deep basin Montney formation, with 240,000 net acres located within EnCana’s core development area near Dawson Creek, B.C. Current daily gas production from the deep basin Montney is more than 120 million cubic feet per day (MMcf/d). EnCana has tested the deep basin Montney play extensively over the last several years and by incrementally applying advanced technology has reduced overall development costs by 70 percent. To date, EnCana has developed just over 6,400 acres of core land. EnCana drilled 13 horizontal wells in the first quarter and expects to drill more than 50 horizontal wells targeting this formation in 2008. EnCana has plans, pending future allocation of capital spending, to produce between 500 MMcf/d and 1 Bcf/d from the area over the next five to 10 years.
Horn River Basin
EnCana holds more than 216,000 net acres in the Horn River Basin, a shale gas play, located in northeastern B.C. In 2007 EnCana formed a venture with Apache Corporation that resulted in Apache owning a 50 percent interest in the majority of EnCana’s lands. EnCana discovered the shale basin in 2003. EnCana and Apache have been the most active drillers in the basin with six gross wells drilled to the end of 2007. In the first quarter of 2008, Apache drilled three earning wells with encouraging initial test results. EnCana is currently drilling and completing four additional wells and results are expected later in the year. Through B.C.’s infrastructure programs, an all-weather road was built into the area, which will allow year-round access. EnCana is encouraged by the Horn River results to date and expects to be able to provide additional information about the play’s commercial potential in the upcoming months.

East Texas
At East Texas, production grew as a result of an increase in the Deep Bossier assets, which doubled EnCana’s ownership to 100 percent, and from strong performance from its wells. Five Deep Bossier wells brought on production in the first quarter averaged initial flow rates of more than 25 MMcf/d, with one of the wells exceeding 60 MMcf/d. Two wells drilled in the area successfully proved up the northern end of the Amoruso field. EnCana’s Amoruso plant was commissioned in February, increasing processing capacity to 450 MMcf/d.
First quarter 2008 natural gas and oil prices

	Q1	Q1
Natural gas($/Mcf)	2008	2007	% Δ
NYMEX	8.03	6.77	+ 19
EnCana realized gas price[1]	8.02	7.24	+ 11

Oil and NGLs ($/bbl)
WTI	97.82	58.23	+ 68
Western Canadian Select (WCS)	76.37	41.77	+ 83
Differential WTI/WCS	21.45	16.46	+ 30
EnCana realized liquids price[1]	69.59	42.59	+ 63
Chicago 3-2-1 crack spread ($bbl)	7.69	12.90	- 40

1	Realized prices include the impact of financial hedging
Price risk management
Risk management positions at March 31, 2008 are presented in Note 16 to the unaudited Interim Consolidated Financial Statements. In the first quarter of 2008, EnCana’s commodity price risk management measures resulted in realized gains of approximately $13 million after-tax, composed of a $62 million after-tax gain on gas and basis hedges, and a $49 million after-tax loss on oil and other hedges.
About 40 percent of remaining 2008 expected gas production hedged
EnCana has hedged about 1.6 Bcf/d of expected gas production for the remainder of the year at an average NYMEX equivalent price of $8.04 per Mcf. EnCana also has about 23,000 bbls/d of expected 2008 oil production hedged under fixed price contracts at an average West Texas Intermediate (WTI) of $70.13 per bbl. This represents less than 20 percent of expected 2008 oil production. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.
U.S. Rockies and Canadian basis differential hedges
North American natural gas prices are impacted by volatile pricing disconnects caused primarily by transportation constraints between producing regions and consuming regions. These price discounts are called basis differentials. For 2008, EnCana has hedged 100 percent of its expected U.S. Rockies basis exposure using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices. At March 31, 2008, U.S. basis hedges, a combination of Rockies, Mid-Continent and San Juan instruments, had an effective average differential of NYMEX less $1.31 per Mcf for the rest of 2008. EnCana has also hedged about 9 percent of its expected 2008 Canadian gas production at an average AECO basis differential of 77 cents per Mcf.

Corporate developments
Quarterly dividend of 40 cents per share declared
EnCana’s Board of Directors has declared a quarterly dividend of 40 cents per share payable on June 30, 2008 to common shareholders of record as of June 13, 2008. Based on the April 21, 2008 closing share price on the New York Stock Exchange of $86.23, this represents an annualized yield of about 1.8 percent.
Dividend Reinvestment Plan
EnCana has established a dividend reinvestment plan (DRIP) for its common shares. Information on registering for the DRIP is available on the company’s website at www.encana.com under Investor Relations — Shareholder Information — Dividend Reinvestment Plan. Shareholders that register for the DRIP by June 6, 2008 (4 p.m. ET) will be entitled to have eligible second quarter dividends, payable June 30, 2008, reinvested pursuant to the DRIP.
Normal Course Issuer Bid
In the first quarter of 2008, EnCana purchased for cancellation 4.6 million common shares at an average share price of $66.80 under the company’s Normal Course Issuer Bid for a total cost of $311 million.
Foreign Exchange
The average U.S./Canadian dollar exchange rate increased 17 percent to $0.996 in the first quarter of this year compared to $0.854 in the first quarter of 2007, increasing total capital investment by $163 million, operating expenses by $48 million ($0.13 per Mcfe), administrative expenses by $14 million ($0.04 per Mcfe), and DD&A expense by $90 million.
EnCana invests in environmental innovation and numerous energy efficiency initiatives
EnCana is undertaking a number of environmental initiatives in 2008. Through EnCana’s Energy Efficiency Initiative, which is in its second year, the company has budgeted to provide up to $50 million for projects that have the potential to reduce emissions. In addition, in the first quarter the company announced a $3 million investment in the Nova Scotia Tidal Power Test Facility; a $3 million investment to support the testing of a diesel emission reduction system; and a $7.5 million donation to the University of Alberta to support environmental research through the creation of two chairs — one in environmental engineering and a second in water resource sciences — plus student scholarships. And, at a major environmental conference in March, EnCana was recognized for its commitment to fiscal, social and environmental responsibility with the GLOBE Foundation’s award for corporate environmental excellence.
Financial strength
EnCana maintains a strong balance sheet, targeting a net debt-to-capitalization ratio between 30 and 40 percent and a net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, of 1 to 2 times. At March 31, 2008, the company’s net debt-to-capitalization ratio was 38 percent. This ratio was negatively impacted by unrealized mark-to-market losses on risk management instruments. EnCana’s net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 1.3 times at the end of the first quarter. Based on current strip prices the company expects to be at the bottom of its managed ranges by year-end.
In the quarter, EnCana invested $1.8 billion in capital on continued development of the company’s North American key resource plays and expansion of downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the amount of C$750 million. The notes have an interest rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

On March 11, 2008, EnCana filed a shelf prospectus whereby it may issue up to $4 billion, or the equivalent in other currencies, of debt securities in the U.S. The shelf prospectus replaces EnCana’s $2 billion shelf prospectus, which was fully utilized.
CONFERENCE CALL TODAY
8 a.m. Mountain Time (10 a.m. Eastern Time)
EnCana Corporation will host a conference call today, Tuesday April 22, 2008, starting at 8 a.m. MT (10 a.m. ET). To participate, please dial (866) 321-6651 (toll-free in North America) or (416) 642-5212 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. MT on April 22 until midnight April 29, 2008 by dialling (888) 203-1112 or (647) 436-0148 and entering access code 1634938.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, operating earnings, free cash flow, net debt, capitalization and adjusted earnings before interest, tax, depreciation and amortization (EBITDA).
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only, and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Net debt is a non-GAAP measure defined as long-term debt plus current liabilities less current assets. Capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity. Net debt to capitalization and net debt to adjusted EBITDA are two ratios management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $70 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, net debt-to-capitalization and net debt-to-adjusted-EBITDA ratios, sustainable growth and returns, cash flow, free cash flow, cash flow per share and increases in net asset value); anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated reduction in greenhouse gas emissions; anticipated oil recovery from Weyburn; anticipated production for the Cutbank Ridge resource play; anticipated drilling and production in the Horn River Basin; anticipated impact of climate change legislation; anticipated production in East Texas; anticipated crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production at Foster Creek and Christina Lake; anticipated increased capacity for the Borger and Wood River refineries; anticipated integrated oil cash flow; projections for future crack spreads and anticipated refining profits; anticipated drilling inventory; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy; anticipated purchases pursuant to the Normal Course Issuer Bid and the source of funding therefore; potential demand for natural gas; anticipated bitumen production in 2008 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2008 and beyond; anticipated costs and inflationary pressures; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2008	2007

REVENUES, NET OF ROYALTIES	(Note 4)
Upstream		$3,560	$2,739
Integrated Oil		2,253	1,556
Market Optimization		625	756
Corporate — Unrealized gain (loss) on risk management	(Note 16)	(1,096)	(615)

		5,342	4,436

EXPENSES	(Note 4)
Production and mineral taxes		114	92
Transportation and selling		320	278
Operating		696	551
Purchased product		2,393	1,851
Depreciation, depletion and amortization		1,035	843
Administrative		156	95
Interest, net	(Note 6)	134	101
Accretion of asset retirement obligation	(Note 11)	21	14
Foreign exchange (gain) loss, net	(Note 7)	95	(12)
(Gain) loss on divestitures	(Note 5)	—	(59)

		4,964	3,754

NET EARNINGS BEFORE INCOME TAX		378	682
Income tax expense	(Note 8)	285	185

NET EARNINGS		$93	$497

NET EARNINGS PER COMMON SHARE	(Note 15)
Basic		$0.12	$0.65
Diluted		$0.12	$0.64
See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2008	2007

RETAINED EARNINGS, BEGINNING OF YEAR		$13,082	$11,344
Net Earnings		93	497
Dividends on Common Shares		(300)	(153)
Charges for Normal Course Issuer Bid	(Note 12)	(229)	(816)

RETAINED EARNINGS, END OF PERIOD		$12,646	$10,872

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2008	2007

NET EARNINGS	$93	$497
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(400)	111

COMPREHENSIVE INCOME	$(307)	$608

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2008	2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$3,063	$1,375
Foreign Currency Translation Adjustment	(400)	111

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$2,663	$1,486

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$889	$553
Accounts receivable and accrued revenues		2,611	2,381
Current portion of partnership contribution receivable		301	297
Risk management	(Note 16)	113	385
Inventories	(Note 9)	1,009	828

		4,923	4,444

Property, Plant and Equipment, net	(Note 4)	35,963	35,865
Investments and Other Assets		583	607
Partnership Contribution Receivable		3,070	3,147
Risk Management	(Note 16)	179	18
Goodwill		2,800	2,893

	(Note 4)	$47,518	$46,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$4,330	$3,982
Income tax payable		960	1,150
Current portion of partnership contribution payable		293	288
Risk management	(Note 16)	1,163	207
Current portion of long-term debt	(Note 10)	679	703

		7,425	6,330
Long-Term Debt	(Note 10)	9,428	8,840
Other Liabilities		340	242
Partnership Contribution Payable		3,088	3,163
Risk Management	(Note 16)	11	29
Asset Retirement Obligation	(Note 11)	1,404	1,458
Future Income Taxes		5,972	6,208

		27,668	26,270

Shareholders’ Equity
Share capital	(Note 12)	4,539	4,479
Paid in surplus		2	80
Retained earnings		12,646	13,082
Accumulated other comprehensive income		2,663	3,063

Total Shareholders’ Equity		19,850	20,704

		$47,518	$46,974

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2008	2007

OPERATING ACTIVITIES
Net earnings		$93	$497
Depreciation, depletion and amortization		1,035	843
Future income taxes	(Note 8)	(79)	(190)
Unrealized (gain) loss on risk management	(Note 16)	1,093	614
Unrealized foreign exchange (gain) loss		76	(3)
Accretion of asset retirement obligation	(Note 11)	21	14
(Gain) loss on divestitures	(Note 5)	—	(59)
Other		150	36
Net change in other assets and liabilities		(93)	20
Net change in non-cash working capital		(538)	136

Cash From Operating Activities		1,758	1,908

INVESTING ACTIVITIES
Capital expenditures	(Note 4)	(1,907)	(1,490)
Proceeds from divestitures	(Note 5)	72	281
Net change in investments and other		9	19
Net change in non-cash working capital		292	(58)

Cash (Used in) Investing Activities		(1,534)	(1,248)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(59)	—
Issuance of long-term debt	(Note 10)	723	434
Issuance of common shares	(Note 12)	63	76
Purchase of common shares	(Note 12)	(311)	(1,094)
Dividends on common shares		(300)	(153)
Other		—	11

Cash From (Used in) Financing Activities		116	(726)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(4)	1

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		336	(65)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD		$889	$337

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s operations are in the business of exploration for, and development, production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2007, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2007 annual audited Consolidated Financial Statements, on January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

•
“Financial Instruments — Presentation”, Section 3863 and “Financial Instruments — Disclosures”, Section 3862. The new disclosure standard increases EnCana’s disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 16). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires EnCana to disclose its objectives, policies and processes for managing its capital structure (See Note 13).
3. RECENT ACCOUNTING PRONOUNCEMENTS
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.
4. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•
Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)

	Upstream
	Canada		United States		Other
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,184	$1,763	$1,282	$885	$94	$91
Expenses
Production and mineral taxes	18	28	96	64	—	—
Transportation and selling	85	80	115	66	—	—
Operating	332	237	101	75	77	81
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	541	490	391	260	6	6

Segment Income (Loss)	$1,208	$928	$579	$420	$11	$4

	Total Upstream		Integrated Oil		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,560	$2,739	$2,253	$1,556	$625	$756
Expenses
Production and mineral taxes	114	92	—	—	—	—
Transportation and selling	200	146	120	124	—	8
Operating	510	393	177	152	11	7
Purchased product	—	—	1,786	1,119	607	732
Depreciation, depletion and amortization	938	756	72	66	4	3

Segment Income (Loss)	$1,798	$1,352	$98	$95	$3	$6

	Corporate		Consolidated
	2008	2007	2008	2007

Revenues, Net of Royalties	$(1,096)	$(615)	$5,342	$4,436
Expenses
Production and mineral taxes	—	—	114	92
Transportation and selling	—	—	320	278
Operating	(2)	(1)	696	551
Purchased product	—	—	2,393	1,851
Depreciation, depletion and amortization	21	18	1,035	843

Segment Income (Loss)	$(1,115)	$(632)	784	821

Administrative			156	95
Interest, net			134	101
Accretion of asset retirement obligation			21	14
Foreign exchange (gain) loss, net			95	(12)
(Gain) loss on divestitures			—	(59)

			406	139

Net Earnings Before Income Tax			378	682
Income tax expense			285	185

Net Earnings			$93	$497

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Geographic and Product Information

	Produced Gas
	Canada		United States		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,549	$1,388	$1,183	$831	$2,732	$2,219
Expenses
Production and mineral taxes	8	20	87	58	95	78
Transportation and selling	75	70	115	66	190	136
Operating	247	177	101	75	348	252

Operating Cash Flow	$1,219	$1,121	$880	$632	$2,099	$1,753

	Oil & NGLs
	Canada		United States		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$635	$375	$99	$54	$734	$429
Expenses
Production and mineral taxes	10	8	9	6	19	14
Transportation and selling	10	10	—	—	10	10
Operating	85	60	—	—	85	60

Operating Cash Flow	$530	$297	$90	$48	$620	$345

	Integrated Oil
	Oil		Downstream Refining		Other
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$238	$220	$2,046	$1,343	$(31)	$(7)
Expenses
Transportation and selling	120	124	—	—	—	—
Operating	41	49	132	100	4	3
Purchased product	—	—	1,821	1,134	(35)	(15)

Operating Cash Flow	$77	$47	$93	$109	$—	$5

	Integrated Oil
	Total
	2008	2007
Revenues, Net of Royalties	$2,253	$1,556
Expenses
Transportation and selling	120	124
Operating	177	152
Purchased product	1,786	1,119

Operating Cash Flow	$170	$161

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended
	March 31,
	2008	2007

Capital
Canada	$1,069	$861
United States	519	439
Other	25	18
Integrated Oil	223	115
Market Optimization	2	1
Corporate	11	49

	1,849	1,483

Acquisition Capital
Canada	72	7
United States *	(14)	—

	58	7

Total	$1,907	$1,490

*	Includes purchase price adjustments for the November 2007 Leor acquisition in East Texas.
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2008	2007	2008	2007

Canada	$17,365	$17,537	$21,087	$21,335
United States	11,979	11,879	13,203	12,948
Other	1,141	1,104	1,186	1,135
Integrated Oil	4,835	4,721	9,720	9,597
Market Optimization	163	171	569	478
Corporate	480	453	1,753	1,481

Total	$35,963	$35,865	$47,518	$46,974

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. As at March 31, 2008, Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $185 million ($147 million at December 31, 2007) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the production field centre (“PFC”) for the Deep Panuke project. As at March 31, 2008, Other Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $34 million related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $72 million (2007 - $281 million) as described below:
Canada and United States
In 2008, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $72 million (2007 — $17 million).
Other
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $207 million which resulted in a gain on sale of $59 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 4 for further discussion of The Bow office project assets.
6. INTEREST, NET

	Three Months Ended
	March 31,
	2008	2007

Interest Expense — Long-Term Debt	$140	$100
Interest Expense — Other *	54	63
Interest Income *	(60)	(62)

	$134	$101

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2008	2007

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$217	$(41)
Translation of U.S. dollar partnership contribution receivable issued from Canada	(143)	38
Other Foreign Exchange (Gain) Loss	21	(9)

	$95	$(12)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2008	2007

Current
Canada	$234	$282
United States	129	92
Other Countries	1	1

Total Current Tax	364	375

Future	(79)	(190)

	$285	$185

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2008	2007

Net Earnings Before Income Tax	$378	$682
Canadian Statutory Rate	29.7%	32.3%

Expected Income Tax	112	220

Effect on Taxes Resulting from:
Statutory and other rate differences	3	5
Non-taxable downstream partnership income	1	(6)
International financing	(80)	(15)
Foreign exchange gains not included in net earnings	156	—
Non-taxable capital (gains) losses	15	(20)
Other	78	1

	$285	$185

Effective Tax Rate	75.4%	27.1%

9. INVENTORIES

	As at	As at
	March 31,	December 31,
	2008	2007

Product
United States	$—	$2
Integrated Oil	794	646
Market Optimization	214	180
Parts and Supplies	1	—

	$1,009	$828

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2008	2007

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,621	$1,506
Unsecured notes	1,824	1,138

	3,445	2,644

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	263	495
Unsecured notes	6,421	6,421

	6,684	6,916

Increase in Value of Debt Acquired *	62	66
Debt Discounts and Financing Costs	(84)	(83)
Current Portion of Long-Term Debt	(679)	(703)

	$9,428	$8,840

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018.
11. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	March 31,	December 31,
	2008	2007

Asset Retirement Obligation, Beginning of Year	$1,458	$1,051
Liabilities Incurred	19	89
Liabilities Settled	(41)	(100)
Liabilities Divested	(2)	—
Change in Estimated Future Cash Flows	(5)	184
Accretion Expense	21	64
Other	(46)	170

Asset Retirement Obligation, End of Period	$1,404	$1,458

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. SHARE CAPITAL

	March 31, 2008		December 31, 2007
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.2	$4,479	777.9	$4,587
Common Shares Issued under Option Plans	2.4	63	8.3	176
Stock-Based Compensation	—	9	—	17
Common Shares Purchased	(2.6)	(12)	(36.0)	(301)

Common Shares Outstanding, End of Period	750.0	$4,539	750.2	$4,479

Normal Course Issuer Bid
To March 31, 2008, the Company purchased 4.6 million Common Shares for total consideration of approximately $311 million. Of the amount paid, $28 million was charged to Share capital and $283 million was charged to Retained earnings. Included in the Common Shares Purchased in 2008 are 2.0 million Common Shares distributed (2007 — 2.9 million), valued at $16 million (2007 — $24 million), from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 14). For these Common Shares distributed, there was a $54 million adjustment to Retained earnings (2007 — $82 million) with a reduction to Paid in surplus of $70 million (2007 — $106 million).
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at March 31, 2008. Information related to TSARs is included in Note 14.

		Weighted
		Average
	Stock	Exercise
	Options	Price
	(millions)	(C$)

Outstanding, Beginning of Year	3.4	21.82
Exercised	(2.4)	23.84

Outstanding, End of Period	1.0	17.33

Exercisable, End of Period	1.0	17.33

	Outstanding Options			Exercisable Options
		Weighted
		Average	Weighted
	Number of	emaining	Average	Number of	Weighted
	Options	Contractual	Exercise	Options	Average
	Outstanding	Life	Price	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	(years)	(C$)	(millions)	Price (C$)

11.00 to 21.99	0.5	1.6	11.58	0.5	11.58
22.00 to 23.99	0.4	0.1	23.78	0.4	23.78
24.00 to 25.99	0.1	0.5	25.20	0.1	25.20

	1.0	0.9	17.33	1.0	17.33

At March 31, 2008, the balance in Paid in surplus relates to stock-based compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility so as to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Net Debt to Capitalization and Net Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Net Debt to Capitalization ratio of between 30 and 40 percent that is calculated as follows:

	As at
	March 31,	December 31,
	2008	2007

Long-Term Debt, excluding current portion	$9,428	$8,840
Less: Working capital	(2,502)	(1,886)

Net Debt	11,930	10,726
Total Shareholders’ Equity	19,850	20,704

Total Capitalization	$31,780	$31,430

Net Debt to Capitalization ratio	38%	34%

EnCana’s Net Debt to Capitalization ratio increased to 38 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market losses on risk management instruments which increased Net Debt. Excluding this impact, the Net Debt to Capitalization ratio would have been 35 percent at March 31, 2008 and would have remained unchanged at 34 percent as at December 31, 2007.
EnCana targets a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times. At March 31, 2008, the Net Debt to Adjusted EBITDA was 1.3x (December 31, 2007 — 1.2x) calculated on a trailing twelve-month basis as follows:

	As at
	March 31,	December 31,
	2008	2007

Net Debt	$11,930	$10,726
Net Earnings from Continuing Operations	$3,480	$3,884
Add (deduct):
Interest, net	461	428
Income tax expense	1,037	937
Depreciation, depletion and amortization	4,008	3,816
Accretion of asset retirement obligation	71	64
Foreign exchange (gain) loss, net	(57)	(164)
(Gain) loss on divestitures	(6)	(65)

Adjusted EBITDA	$8,994	$8,900

Net Debt to Adjusted EBITDA	1.3x	1.2x

EnCana manages its capital structure and makes adjustments according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at March 31, 2008. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2008	2007

Current Service Cost	$4	$4
Interest Cost	5	4
Expected Return on Plan Assets	(5)	(4)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1
Expected Amortization of Past Service Costs	1	—
Amortization of Transitional Obligation	(1)	—
Expense for Defined Contribution Plan	10	7

Net Benefit Plan Expense	$15	$12

For the period ended March 31, 2008, no contributions have been made to the defined benefit pension plans (2007 — nil).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at March 31, 2008:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	18,854,141	50.49
Granted	3,794,570	69.40
Exercised — SARs	(1,841,136)	43.43
Exercised — Options	(21,285)	41.22
Forfeited	(86,111)	54.31

Outstanding, End of Period	20,700,179	54.01

Exercisable, End of Period	9,037,534	45.06

For the period ended March 31, 2008, EnCana recorded compensation costs of $169 million related to the outstanding TSARs (2007 — $58 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information about Performance TSARs at March 31, 2008:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,930,925	56.09
Granted	7,058,540	69.40
Exercised — SARs	(163,471)	56.09
Forfeited	(360,713)	57.57

Outstanding, End of Period	13,465,281	63.03

Exercisable, End of Period	1,597,657	56.09

For the period ended March 31, 2008, EnCana recorded compensation costs of $46 million related to the outstanding Performance TSARs (2007 — $2 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
In 2008, EnCana granted SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following table summarizes the information about SARs at March 31, 2008:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	846,015	69.46
Forfeited	(15,200)	69.40

Outstanding, End of Period	830,815	69.46

Exercisable, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding SARs (2007 — nil).
E) Performance Share Appreciation Rights (“Performance SARs”)
In 2008, EnCana granted Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes the information about Performance SARs at March 31, 2008:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,677,030	69.40
Forfeited	(30,400)	69.40

Outstanding, End of Period	1,646,630	69.40

Exercisable, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding Performance SARs (2007 — nil).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
F) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at March 31, 2008:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	589,174	33.78
Granted, Directors	76,165	66.19
Units, in Lieu of Dividends	3,353	78.20

Outstanding, End of Period	668,692	37.71

Exercisable, End of Period	668,692	37.71

For the period ended March 31, 2008, EnCana recorded compensation costs of $12 million related to the outstanding DSUs (2007 — $8 million).
G) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at March 31, 2008:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,685,036	38.79
Granted	408,686	70.77
Distributed	(2,042,541)	45.34
Forfeited	(51,181)	38.32

Outstanding, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding PSUs (2007 — $10 million).
15. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2008	2007
Weighted Average Common Shares Outstanding — Basic	749.5	768.4
Effect of Dilutive Securities	3.5	11.2

Weighted Average Common Shares Outstanding — Diluted	753.0	779.6

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts. Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to the Company’s annual audited Consolidated Financial Statements.
The fair value of financial assets and liabilities were as follows:

	As at March 31, 2008		As at December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$889	$889	$553	$553
Risk management assets *	292	292	403	403
Loans and Receivables:
Accounts receivable and accrued revenues	2,611	2,611	2,381	2,381
Partnership contribution receivable *	3,371	3,371	3,444	3,444
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$1,174	$1,174	$236	$236
Other Financial Liabilities:
Accounts payable and accrued liabilities	4,330	4,330	3,982	3,982
Long-term debt *	10,107	10,275	9,543	9,763
Partnership contribution payable *	3,381	3,381	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2008	2007

Risk Management
Current asset	$113	$385
Long-term asset	179	18

	292	403

Risk Management
Current liability	1,163	207
Long-term liability	11	29

	1,174	236

Net Risk Management Asset (Liability)	$(882)	$167

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at March 31, 2008			As at December 31, 2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$265	$988	$(723)	$375	$29	$346
Crude oil	—	186	(186)	6	205	(199)
Power	25	—	25	19	—	19
Interest Rates	2	—	2	2	—	2
Credit	—	—	—	1	2	(1)

Total Fair Value	$292	$1,174	$(882)	$403	$236	$167

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	March 31,	December 31,
	2008	2007

Prices actively quoted	$(802)	$148
Prices sourced from observable data or market corroboration	(80)	19

Total Fair Value	$(882)	$167

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at March 31, 2008

						Fair Market
	Notional Volumes		Term	Average Price		Value

Natural Gas Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,614	MMcf/d	2008	8.04	US$/Mcf	$(938)
NYMEX Fixed Price	208	MMcf/d	2009	8.85	US$/Mcf	(66)
Options
Purchased NYMEX Call Options	(309)	MMcf/d	2008	10.51	US$/Mcf	11
Basis Contracts
Canada	188	MMcf/d	2008	(0.77)	US$/Mcf	16
United States	1,061	MMcf/d	2008	(1.29)	US$/Mcf	55
Canada and United States *			2009-2011			163

						(759)
Other Financial Positions **						(8)

Total Unrealized Loss on Financial Contracts						(767)
Paid Premiums on Unexpired Options						44

Natural Gas Fair Value Position						$(723)

Crude Oil Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	23,000	bbls/d	2008	70.13	US$/bbl	$(183)
Other Financial Positions **						(3)

Crude Oil Fair Value Position						$(186)

Power Sales Contracts
Power Fair Value Position						$25

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2008	2007

Revenues, Net of Royalties	$20	$315
Operating Expenses and Other	2	1

Gain (Loss) on Risk Management	$22	$316

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2008	2007

Revenues, Net of Royalties	$(1,096)	$(615)
Operating Expenses and Other	3	1

Gain (Loss) on Risk Management	$(1,093)	$(614)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2008

	2008		2007
		Total	Total
	Fair Market	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$167
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(1,071)	$(1,071)	$(301)
Fair Value of Contracts in Place at Transition that Expired During the Period	—	—	3
Fair Value of Contracts Realized During the Period	(22)	(22)	(316)

Fair Value of Contracts Outstanding	$(926)	$(1,093)	$(614)
Paid Premiums on Unexpired Options	44

Fair Value of Contracts and Premiums Paid, End of Period	$(882)

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as follows:

	Net Earnings
	Three Months Ended
	March 31, 2008
	Favorable	Unfavorable
	10% Change	10% Change

Natural gas price	$488	$(436)
Crude oil price	63	(63)
Power price	4	(4)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates, credit risk and liquidity risk.
Market Risk
Market risk, the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices, is comprised of the following:
•	Commodity Price Risk

As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various derivative agreements. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas — To partially mitigate the natural gas commodity price risk, the Company enters into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.

Crude Oil — The Company has partially mitigated its exposure to the WTI NYMEX price with fixed price swaps.

Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

•	Interest Rate Risk

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

At March 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $14 million. At March 31, 2008, the Company’s outstanding derivative instrument utilized for interest rate risk management activities had an unrealized gain of $2 million related to the 5.80% medium term note due June 2, 2008.

•	Foreign Exchange Risk

As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt. In addition to issuing U.S. dollar denominated debt, the Company has entered into a cross currency swap on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

As disclosed in Note 7, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of U.S. dollar partnership contribution receivable issued from Canada. At March 31, 2008, EnCana had $5,421 million in U.S. dollar debt issued from Canada ($5,421 million at December 31, 2007) and $3,371 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $20 million change in foreign exchange (gain) loss at March 31, 2008.

Credit Risk
Credit risk is the risk that the counterparty to a financial asset will default resulting in the Company incurring a financial loss. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
At March 31, 2008, EnCana had two counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting its financial liability obligations. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 13, EnCana targets a Net Debt to Capitalization ratio between 30 and 40 percent and a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $3.1 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $7.2 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a “Stable” outlook, DBRS Limited has assigned a rating of A(low) with a “Stable” trend and Moody’s Investors Service has assigned a rating of Baa2 with a “Positive” outlook.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	1 year	2 - 3 years	4 - 5 years	beyond 5 years	Total

Accounts payable and accrued liabilities	$4,330	$—	$—	$—	$4,330
Risk management liabilities	1,163	12	(1)	—	1,174
Long-term debt *	679	450	2,870	6,130	10,129
Partnership contribution payable *	293	640	721	1,727	3,381

*	Principal, including current portion.
Included in EnCana’s total long-term debt obligations of $10,129 million at March 31, 2008 are $1,884 million in obligations related to Bankers’ Acceptances and Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year.
17. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
18. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2008.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)